                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13D-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*

                          FIRSTWAVE TECHNOLOGIES, INC.
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    33762N108
                                 (CUSIP Number)

                                September 7, 2001
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33762N108                                             Page 2 of 12


1.       Name of Reporting Person

         I. R. S. Identification No. of Above Person (entities only)

         Mercury Fund No. 1, Ltd.     I.R.S. Identification No. 75-2796236
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group*            (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                          Texas

--------------------------------------------------------------------------------

Number of               5.  Sole Voting Power                      166,667(1)
Shares
Beneficially            6.  Shared Voting Power                    -0-
Owned by
Each                    7.  Sole Dispositive Power                 166,667(1)
Reporting
Person With             8.  Shared Dispositive Power               -0-

--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                    166,667 (1)

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares*                                                  [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)             7.0%(2)

--------------------------------------------------------------------------------
12.      Type of Reporting Person*                                          PN

--------------------------------------------------------------------------------

(1) Gives effect to the 1 for 3 reverse stock split effective as of September 12, 2001. Kevin C. Howe ("Mr. Howe") exercises voting and dispositive power over these shares on behalf of Mercury Management, L.L.C. ("Mercury Management"), the General Partner of Mercury Ventures, Ltd. ("Mercury Ventures") which is the General Partner of Mercury Fund No. 1, Ltd. ("Mercury").

(2) Assumes a total of 2,100,280 shares outstanding (after giving effect to the 1 for 3 reverse stock split effective as of September 12, 2001), based upon the Definitive Proxy Statement of Firstwave Technologies, Inc. filed on August 20, 2001, plus 277,792 shares issuable upon the conversion of the 6,667 shares of Series C Convertible Preferred Stock issued to Mercury II on September 7, 2001.

CUSIP No. 33762N108                                             Page 3 of 12

1.       Name of Reporting Person

         I. R. S. Identification No. of Above Person (entities only)

         Mercury Ventures, Ltd. I.R.S. Identification No. 75-2796235

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group*            (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                          Texas

--------------------------------------------------------------------------------

Number of           5.  Sole Voting Power                           444,459(1)
Shares
Beneficially        6.  Shared Voting Power                         -0-
Owned by
Each                7.  Sole Dispositive Power                      444,459(1)
Reporting
Person With         8.  Shared Dispositive Power                    -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each
         Reporting Person                                          444,459 (1)

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                                          [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)            18.7%(2)

--------------------------------------------------------------------------------
12.      Type of Reporting Person*                                          PN

--------------------------------------------------------------------------------

(1) Gives effect to the 1 for 3 reverse stock split effective as of September 12, 2001. Mr. Howe exercises voting and dispositive power over 166,667 shares held by Mercury and 277,792 shares held by Mercury Fund II, Ltd. ("Mercury II") on behalf of Mercury Management, the General Partner of Mercury Ventures which is the General Partner of Mercury and Mercury II.

(2) Assumes a total of 2,100,280 shares outstanding (after giving effect to the 1 for 3 reverse stock split effective as of September 12, 2001), based upon the Definitive Proxy Statement of Firstwave Technologies, Inc. filed on August 20, 2001, plus 277,792 shares issuable upon the conversion of the 6,667 shares of Series C Convertible Preferred Stock issued to Mercury II on September 7, 2001.

CUSIP No. 33762N108                                             Page 4 of 12



1.       Name of Reporting Person
         I. R. S. Identification No. of Above Person (entities only)

         Mercury Management, L.L.C.  I.R.S. Identification No. 75-2796232

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group*             (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization                           Texas

--------------------------------------------------------------------------------

Number of               5.  Sole Voting Power                       444,459(1)
Shares
Beneficially            6.  Shared Voting Power                     -0-
Owned by
Each                    7.  Sole Dispositive Power                  444,459(1)
Reporting
Person With             8.  Shared Dispositive Power                -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                    444,459 (1)

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares*                                                  [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)            18.7%(2)

--------------------------------------------------------------------------------
12.      Type of Reporting Person*                                          OO

--------------------------------------------------------------------------------

(1) Gives effect to the 1 for 3 reverse stock split effective as of September 12, 2001. Mr. Howe exercises voting and dispositive power over 166,667 shares held by Mercury and 277,792 shares held by Mercury II on behalf of Mercury Management, the General Partner of Mercury Ventures which is the General Partner of Mercury and Mercury II.

(2) Assumes a total of 2,100,280 shares outstanding (after giving effect to the 1 for 3 reverse stock split effective as of September 12, 2001), based upon the Definitive Proxy Statement of Firstwave Technologies, Inc. filed on August 20, 2001, plus 277,792 shares issuable upon the conversion of the 6,667 shares of Series C Convertible Preferred Stock issued to Mercury II on September 7, 2001.

CUSIP No. 33762N108                                             Page 5 of 12

1.       Name of Reporting Person

         I. R. S. Identification No. of Above Person (entities only)

         Kevin C. Howe
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group*             (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization                            Texas

--------------------------------------------------------------------------------

Number of                5.  Sole Voting Power                      444,459(1)
Shares
Beneficially             6.  Shared Voting Power                    -0-
Owned by
Each                     7.  Sole Dispositive Power                 444,459(1)
Reporting
Person With              8.  Shared Dispositive Power               -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                     444,459(1)

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares*                                                   [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)            18.7%(2)

--------------------------------------------------------------------------------
12.      Type of Reporting Person*                                          IN

--------------------------------------------------------------------------------

(1) Gives effect to the 1 for 3 reverse stock split effective as of September 12, 2001. Mr. Howe exercises voting and dispositive power over 166,667 shares held by Mercury and 277,792 shares held by Mercury II on behalf of Mercury Management, the General Partner of Mercury Ventures which is the General Partner of Mercury and Mercury II.

(2) Assumes a total of 2,100,280 shares outstanding (after giving effect to the 1 for 3 reverse stock split effective as of September 12, 2001), based upon the Definitive Proxy Statement of Firstwave Technologies, Inc. filed on August 20, 2001, plus 277,792 shares issuable upon the conversion of the 6,667 shares of Series C Convertible Preferred Stock issued to Mercury II on September 7, 2001.

CUSIP No. 33762N108                                             Page 6 of 12

1.       Name of Reporting Person
         I. R. S. Identification No. of Above Person (entities only)

         Mercury Fund II, Ltd.     I.R.S. Identification No. 75-2862222
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group*             (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization                            Texas

--------------------------------------------------------------------------------

Number of           5.  Sole Voting Power                           277,792(1)
Shares
Beneficially        6.  Shared Voting Power                         -0-
Owned by
Each                7.  Sole Dispositive Power                      277,792(1)
Reporting
Person With         8.  Shared Dispositive Power                    -0-

--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting
        Person                                                     277,792 (1)

--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares*                                                           [ ]

--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)             11.7%(2)

--------------------------------------------------------------------------------
12.     Type of Reporting Person*                                         PN

--------------------------------------------------------------------------------

(1) Gives effect to the 1 for 3 reverse stock split effective as of September 12, 2001. Mr. Howe exercises voting and dispositive power over these shares on behalf of Mercury Management, the General Partner of Mercury Ventures which is the General Partner of Mercury II.

(2) Assumes a total of 2,100,280 shares outstanding (after giving effect to the 1 for 3 reverse stock split effective as of September 12, 2001), based upon the Definitive Proxy Statement of Firstwave Technologies, Inc. filed on August 20, 2001, plus 277,792 shares issuable upon the conversion of the 6,667 shares of Series C Convertible Preferred Stock issued to Mercury II on September 7, 2001.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 33762N108                                             Page 7 of 12


INTRODUCTION

         The Schedule 13G filed with the Securities and Exchange Commission on August 16, 1999 on behalf of Mercury Fund No. 1, Ltd. ("Mercury"), Mercury Ventures, Ltd. ("Mercury Ventures"), Mercury Management, L.L.C. ("Mercury Management") and Kevin C. Howe ("Mr. Howe") in connection with the common stock, no par value per share (the "Common Stock"), of Firstwave Technologies, Inc. ("Firstwave") is hereby amended and restated to reflect the acquisition of 277,792 shares of Common Stock (after giving effect to the 1 for 3 reverse stock split effective September 12, 2001) by Mercury Fund II, Ltd. ("Mercury II"). Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, Mercury, Mercury Management, Mercury Ventures, Mr. Howe and Mercury II are making this joint filing.

ITEM 1(a). NAME OF ISSUER:

         Firstwave Technologies, Inc., a Georgia corporation

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         Suite 1000, 2859 Paces Ferry Road, Atlanta, Georgia 30339

ITEM 2(a). NAME OF PERSON FILING:

         Mercury Fund No. 1, Ltd.
         Mercury Ventures, Ltd.
         Mercury Management, L.L.C.
         Kevin C. Howe
         Mercury Fund II, Ltd.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The principal business office of Mercury, Mercury Ventures, Mercury Management, Mr. Howe and Mercury II is 2707 Hibernia, Dallas, Texas 75204

ITEM 2(c). CITIZENSHIP:

         Mercury's place of organization is Texas

         Mercury Ventures' place of organization is Texas

         Mercury Management's place of organization is Texas

         Mr. Howe is a citizen of the United States

         Mercury II's place of organization is Texas

CUSIP No. 33762N108                                             Page 8 of 12

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

         Common Stock, no par value per share

ITEM 2(e). CUSIP NUMBER:

         33762N108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

ITEM 4. OWNERSHIP AS OF DECEMBER 31, 2000:

Mercury

         (a) Amount beneficially owned:                             166,667(1)

         (b) Percent of class:                                      7.0%(2)

         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or direct the vote         166,667(1)

                  (ii) Shared power to vote or direct the vote      -0-

                  (iii) Sole power to dispose or to direct the
                        disposition of                              166,667(1)

                  (iv) Shared power to dispose or to direct the
                       disposition of                               -0-

(1) Gives effect to the 1 for 3 reverse stock split effective as of September 12, 2001. Mr. Howe exercises voting and dispositive power over these shares on behalf of Mercury Management, the General Partner of Mercury Ventures which is the General Partner of Mercury.

(2) Assumes a total of 2,100,280 shares outstanding (after giving effect to the 1 for 3 reverse stock split effective as of September 12, 2001), based upon the Definitive Proxy Statement of Firstwave Technologies, Inc. filed on August 20, 2001, plus 277,792 shares issuable upon the conversion of the 6,667 shares of Series C Convertible Preferred Stock issued to Mercury II on September 7, 2001.

Mercury Ventures

         (a) Amount beneficially owned:                             444,459(1)

         (b) Percent of class:                                      18.7%(2)

         (c) Number of shares as to which the person has:

CUSIP No. 33762N108                                             Page 9 of 12

                  (i) Sole power to vote or direct the vote         444,459(1)

                  (ii) Shared power to vote or direct the vote      -0-

                  (iii) Sole power to dispose or to direct the
                        disposition of                              444,459(1)

                  (iv) Shared power to dispose or to direct the
                       disposition of                               -0-

(1) Gives effect to the 1 for 3 reverse stock split effective as of September 12, 2001. Mr. Howe exercises voting and dispositive power over 166,667 shares held by Mercury and 277,792 shares held by Mercury II on behalf of Mercury Management, the General Partner of Mercury Ventures which is the General Partner of Mercury and Mercury II.

(2) Assumes a total of 2,100,280 shares outstanding (after giving effect to the 1 for 3 reverse stock split effective as of September 12, 2001), based upon the Definitive Proxy Statement of Firstwave Technologies, Inc. filed on August 20, 2001, plus 277,792 shares issuable upon the conversion of the 6,667 shares of Series C Convertible Preferred Stock issued to Mercury II on September 7, 2001.

Mercury Management

          (a) Amount beneficially owned:                            444,459(1)

          (b) Percent of class:                                     18.7%(2)

          (c) Number of shares as to which the person has:

                  (i) Sole power to vote or direct the vote         444,459(1)

                  (ii) Shared power to vote or direct the vote      -0-

                  (iii) Sole power to dispose or to direct the
                        disposition of                              444,459(1)

                  (iv) Shared power to dispose or to direct the
                       disposition of                               -0-

(1) Gives effect to the 1 for 3 reverse stock split effective as of September 12, 2001. Mr. Howe exercises voting and dispositive power over 166,667 shares held by Mercury and 277,792 shares held by Mercury II on behalf of Mercury Management, the General Partner of Mercury Ventures which is the General Partner of Mercury and Mercury II.

(2) Assumes a total of 2,100,280 shares outstanding (after giving effect to the 1 for 3 reverse stock split effective as of September 12, 2001), based upon the Definitive Proxy Statement of Firstwave Technologies, Inc. filed on August 20, 2001, plus 277,792 shares issuable upon the conversion of the 6,667 shares of Series C Convertible Preferred Stock issued to Mercury II on September 7, 2001.

Mr. Howe

         (a) Amount beneficially owned:                             444,459(1)

         (b) Percent of class:                                      18.7%(2)

CUSIP No. 33762N108                                             Page 10 of 12



         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or direct the vote         444,459(1)

                  (ii) Shared power to vote or direct the vote      -0-

                  (iii) Sole power to dispose or to direct the
                        disposition of                              444,459(1)

                  (iv) Shared power to dispose or to direct the
                       disposition of                               -0-

(1) Gives effect to the 1 for 3 reverse stock split effective as of September 12, 2001. Mr. Howe exercises voting and dispositive power over 166,667 shares held by Mercury and 277,792 shares held by Mercury II on behalf of Mercury Ventures, the General Partner of Mercury and Mercury II.

(2) Assumes a total of 2,100,280 shares outstanding (after giving effect to the 1 for 3 reverse stock split effective as of September 12, 2001), based upon the Definitive Proxy Statement of Firstwave Technologies, Inc. filed on August 20, 2001, plus 277,792 shares issuable upon the conversion of the 6,667 shares of Series C Convertible Preferred Stock issued to Mercury II on September 7, 2001.

Mercury II

         (a) Amount beneficially owned:                             277,792(1)

         (b) Percent of class:                                      11.7%(2)

         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or direct the vote         277,792(1)

                  (ii) Shared power to vote or direct the vote      -0-

                  (iii) Sole power to dispose or to direct the
                        disposition of                              277,792(1)

                  (iv) Shared power to dispose or to direct the
                       disposition of                               -0-

(1) Gives effect to the 1 for 3 reverse stock split effective as of September 12, 2001. Mr. Howe exercises voting and dispositive power over these shares on behalf of Mercury Management, the General Partner of Mercury Ventures which is the General Partner of Mercury II.

(2) Assumes a total of 2,100,280 shares outstanding (after giving effect to the 1 for 3 reverse stock split effective as of September 12, 2001), based upon the Definitive Proxy Statement of Firstwave Technologies, Inc. filed on August 20, 2001, plus 277,792 shares issuable upon the conversion of the 6,667 shares of Series C Convertible Preferred Stock issued to Mercury II on September 7, 2001.

CUSIP No. 33762N108                                             Page 11 of 12


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY

         THE PARENT HOLDING COMPANY:

         Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable.

ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 33762N108                                             Page 12 of 12



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 17, 2001                    MERCURY FUND NO. 1, LTD.

                                      By:      MERCURY VENTURES, LTD.
                                               General Partner

                                      By:      MERCURY MANAGEMENT, L.L.C.
                                               General Partner

                                      By:      /s/ Kevin C. Howe
                                      Name:    Kevin C. Howe
                                      Title:   Manager

September 17, 2001                    MERCURY VENTURES, LTD.

                                      By:     MERCURY MANAGEMENT, L.L.C.
                                              General Partner

                                      By:     /s/ Kevin C. Howe
                                      Name:   Kevin C. Howe
                                      Title:  Manager

September 17, 2001                    MERCURY MANAGEMENT, L.L.C.

                                      By:     /s/ Kevin C. Howe
                                      Name:   Kevin C. Howe
                                      Title:  Manager

September 17, 2001                    By:     /s/ Kevin C. Howe
                                      Name:   Kevin C. Howe

September 17, 2001                    MERCURY FUND II, LTD.

                                      By:     MERCURY VENTURES, LTD.
                                              General Partner

                                      By:     MERCURY MANAGEMENT, L.L.C.
                                              General Partner

                                      By:     /s/ Kevin C. Howe
                                      Name:   Kevin C. Howe
                                      Title:  Manager